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                                September 22, 2020

       Lawrence M. Blatt, Ph.D
       Chief Executive Officer
       Aligos Therapeutics, Inc.
       One Corporate Drive, 2nd Floot
       South San Francisco, CA 94080

                                                        Re: Aligos
Therapeutics, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
26, 2020
                                                            CIK No. 0001799448

       Dear Dr. Blatt:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. Please revise the first paragraph of the Overview to clarify that your Phase 1 proof of concept trial for your
STOPS molecule is taking place in New Zealand.
   2. Refer to the pipeline table on pages 2, 109, and 117. Please add a column to reflect phase
                                                        3 pivotal trials to
more accurately reflect each candidate   s stage of development. Also
                                                        revise the position of
the arrow for ALG-010133 or tell us why this placement is
                                                        appropriate given you
are still enrolling phase 1 study participants.
   3. Please revise the first full paragraph on page 5 to clarify that your third area of focus is in a very early stage of
development.
 Lawrence M. Blatt, Ph.D
Aligos Therapeutics, Inc.
September 22, 2020
Page 2
Implications of being an emerging growth company, page 7

4. Please provide us copies of all written communications, as defined in Rule 405 under the
         Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact Nolan McWilliams at the number below to discuss how to submit the materials, if any, for our review.
Use of proceeds, page 83

5. Refer to the first five bullet points. You state that you intend to use net proceeds to
            advance    the respective candidate. To the extent known, please
provide greater
         specificity how far in the development process you expect to advance each candidate with the proceeds of the offering.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical accounting policies and use of estimates
Stock-based compensation, page 104

6. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Business
Our approach to research and development, page 113

7. Refer to the last full paragraph on page 113. Please substantiate that you will be able to develop . . . candidates with potential potency and safety advantages over other development candidates.
Functional cure for CHB, page 117

8. You state that enrollment is ongoing for the phase 1 ALG-010133 trial. Please disclose the anticipated completion date for phase 1, or, if unknown, discuss the extent of uncertainty because enrollment is still ongoing. We note the last paragraph of the carryover risk factor on pages 27-28.
siRNA, page 125
FirstName LastNameLawrence M. Blatt, Ph.D
9. Refer to the last paragraph on page 126. Please briefly discuss the basis for your belief
Comapany    NameAligos
       that your approachTherapeutics,
                            to developingInc.
                                           siRNAs    may have safety,
stability, and potency
       advantages
September          over
            22, 2020 PageASOs
                           2 and other siRNAs.
FirstName LastName
 Lawrence M. Blatt, Ph.D
FirstName LastNameLawrence    M. Blatt, Ph.D
Aligos Therapeutics, Inc.
Comapany 22,
September NameAligos
              2020      Therapeutics, Inc.
September
Page 3    22, 2020 Page 3
FirstName LastName
Principal stockholders, page 183

10. Beneficial ownership is not determined by reference to pecuniary interest for the purposes of Exchange Act Rule 13d-3. Please revise footnotes (2), (3), and (4) accordingly.
Description of capital stock
Choice of forum, page 191

11. You state that the federal district courts will be the exclusive forum for claims under the
         Securities Act. Please state here and in the carryover risk factor on pages 78-79 that
         stockholders will not be deemed to have waived the company   s
compliance with the
         federal securities laws. Please also revise the description of the provision here and in the risk factor referenced above for consistency.
Exhibits

12. Please file the KU Leuven Agreement as an exhibit to the registration statement.
General

13. Please provide mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. For guidance, refer to Securities Act
         Forms Compliance and Disclosure Interpretation 101.02.
        You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lynn
Dicker, Staff Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-
Advisor, at (202) 551-3217 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Mark V. Roeder, Esq.